787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 12, 2024

VIA EDGAR

Anu Dubey

Brian Szilagyi

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ares Dynamic Credit Allocation Fund, Inc.
(Securities Act File No. 333-279977, Investment Company Act File No. 811-22535)
Response to Staff Comments

 Dear Ms. Dubey and Mr. Szilagyi:

On behalf of Ares Dynamic Credit Allocation Fund, Inc. (the “Fund”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the undersigned via telephone regarding the registration statement on Form N-2 (the “Registration Statement”) for the Fund filed on June 4, 2024.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. The Fund anticipates filing these changes in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Accounting Staff Comments

Comment No. 1:	Prospectus—Summary of Fund Expenses. Please update the expense examples to remove parentheses if the figures included in the expense examples are final.

Response No. 1:	The requested changes will be made in the Amendment.

Brussels    Chicago    Dallas    Frankfurt    Houston    London    Los Angeles    Milan

Munich    New York    Palo Alto    Paris    Rome    San Francisco    Washington

Comment No. 2:	Prospectus—Financial Highlights. Please remove the following: “… to the Fund’s Annual Report. All other portions of the Annual Report to shareholders are not incorporated herein by reference and are not part of the registration statement, the SAI, the prospectus or any prospectus supplement.”

Response No. 2:	The requested changes will be made in the Amendment.

Comment No. 3:	Statement of Additional Information—Independent Registered Public Accounting Firm. Please remove the following: “…to the Fund’s annual report filed on Form N-CSR filed on March 6, 2024. Such financial statements are incorporated by reference herein.”

Response No. 3:	The requested changes will be made in the Amendment.

Comment No. 4:	Statement of Additional Information—Financial Statements. Please remove the following: “…to the Fund’s Annual Report. All other portions of the Annual Report to shareholders are not incorporated herein by reference and are not part of the registration statement, the SAI, the prospectus or any prospectus supplement.”

Response No. 4:	The requested changes will be made in the Amendment.

Comment No. 5:	Part C—Item 25(1)—Part B. Please remove the following: “…to the Fund’s Annual Report for the year ended December 31, 2023.”

Response No. 5:	The requested changes will be made in the Amendment.

Disclosure Staff Comments

Comment No. 1:	Prospectus—Prospectus Summary—Investment Objective and Policies. In the Fund’s N-CSR, please add a reference to the use of the word “junk” in the first paragraph in the section titled “Additional Information—Investment Objective and Policies,” as the Fund will invest mainly in high yield below investment grade investments.

Response No. 1:	The requested change will be made in the Fund’s next N-CSR filing.

Comment No. 2:	Prospectus—Prospectus Summary—Special Risk Considerations. Consider enhancing the disclosure of “European Risk” in the Fund’s N-CSR, to the extent applicable, to reflect current events in Europe.

Response No. 2:	The requested change will be made in the Fund’s next N-CSR filing.

Comment No. 3:	Prospectus—Summary of Fund Expenses. Please also disclose the amount of leverage for this table as a percentage of net assets.

Response No. 3:	The requested disclosure will be added in the Amendment.

Comment No. 4:	Prospectus—Summary of Fund Expenses. Please confirm if the costs associated with any rights offerings are reflected in the fee table.

Response No. 4:	The costs associated with a rights offerings are not reflected in the fee table. Should the Fund conduct a rights offering, the related prospectus supplement will disclose the estimated amount of offering expenses and other relevant costs borne by the Fund.

Comment No. 5:	Prospectus—Summary of Fund Expenses. If accurate, please state in footnote 6 to the fee table that other expenses are based on estimated amounts for the current fiscal year or explain why this is not stated.

Response No. 5:	The requested disclosure will be added in the Amendment.

Comment No. 6:	Prospectus—Use of Proceeds. Please state the approximate amount for which the net proceeds will be used based on each purpose disclosed in this paragraph.

Response No. 6:	The Fund respectfully declines to make the requested change. The disclosure currently states that the “net proceeds from the issuance of common shares hereunder will be invested in accordance with the Fund’s investment objective and policies….” The Fund also notes that it may use a portion of the proceeds to repay outstanding debt. Because the timing and amount of any offering is uncertain, the Fund cannot predict the allocation of assets that may occur in the future. Such allocations will be based on market conditions and desired amounts of leverage after the receipt of proceeds from an offering. The Fund respectfully submits that disclosing to investors that the proceeds from the offering will either be used to pursue the Fund’s investment objective or to moderate the amount of leverage appropriately informs investors of manner in which funds will be invested.

Comment No. 7:	Prospectus—Use of Proceeds. Please reconcile the following sentence: “We currently anticipate that we will be able to invest all of the net proceeds in accordance with our investment objective and policies within approximately three months from the date on which the proceeds from an offering are received by the Fund” with the description of the Use of Proceeds in the Summary Prospectus.

Response No. 7:	The sentence will be revised as follows:

“We currently anticipate that we will be able to invest all of the net proceeds in accordance with our investment objective and policies within approximately three months from the date on which the proceeds from an offering are received by the Fund; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment style or changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months.”

Comment No. 8:	Prospectus—Preferred Shares. Please disclose the nature and significant attributes of the preferred stock outstanding.

Response No. 8:	The requested disclosure will be added in the Amendment.

Comment No. 9:	Prospectus—The Fund’s Investments. If the Fund’s investment objective can be changed without shareholder vote, please disclose that.

Response No. 9:	The requested disclosure will be added in the Amendment.

Comment No. 10:	Prospectus—The Fund’s Investments—Portfolio Contents and Techniques—Alternative Credit Instruments—CLO Securities. Please delete the last paragraph of this section as it is a duplicate of paragraph four of this section.

Response No. 10:	The aforementioned paragraph will be removed in the Amendment.

Comment No. 11:	Prospectus—The Fund’s Investments—Portfolio Contents and Techniques—Short Sales. Each of “Short Sales,” “Derivatives” and “Repurchase Agreements and Reverse Repurchase Agreements” are disclosed as principal investments in the Registration Statement, but there is no standalone risk factor for each of the aforementioned investments in the Fund’s N-CSR. Please either add such risk disclosure to the N-CSR or otherwise explain why it is not appropriate to add.

Response No. 11:	The requested disclosure will be added in the Fund’s next N-CSR filing.

Comment No. 12:	Prospectus—Leverage. Please disclose the effects of leverage table required by Item 8.3.b of Form N-2.

Response No. 12:	The effects of leverage table will be included in the Amendment.

Comment No. 13:	Prospectus—Management of the Fund—Administration, Accounting Services, Custodian, Transfer Agent and Other Services. Please disclose the compensation to be paid to the administrator.

Response No. 13:	The requested disclosure will be added in the Amendment.

Comment No. 14:	Prospectus—Management of the Fund—Administration, Accounting Services, Custodian, Transfer Agent and Other Services. Please disclose compensation to be paid to Destra Capital Advisors LLC if it is an administrator or sub-administrator to the Fund.

Response No. 14:	The Fund confirms that Destra Capital Advisors LLC (“Destra”) is not an administrator of the Fund. Rather, Destra provides certain marketing support, communication and analytic services to the Fund. The Fund, however, will disclose the amounts paid to Destra.

Comment No. 15:	Prospectus—Certain Provisions in the Charter and Bylaws. Please confirm whether the Fund has opted into the Maryland Control Share Acquisition Act.

Response No. 15:	The Fund confirms that it has not opted into the Maryland Control Share Acquisition Act.

Comment No. 16:	Prospectus—Certain Provisions in the Charter and Bylaws. Please disclose Section 8.1 of the charter of the Fund and follow the disclosure with a statement that nothing in the charter modifying, restricting, or eliminating the duties or liabilities of trustees shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response No. 16:	The requested disclosure from Section 8.1 of the Fund’s Charter will be added in the Amendment. The Fund will also include a statement that “This limitation of liability will be limited to the extent superseded by applicable federal securities laws.”

Comment No. 17:	Prospectus—Certain Provisions in the Charter and Bylaws—Exclusive Forum. Please disclose the corresponding risks of the exclusive forum provision (e.g., that shareholders may have to bring suit in an inconvenient and unfavorable forum).

Response No. 17:	The following disclosure will be added to the section of the Prospectus entitled “Certain Provisions in the Charter and Bylaws—Exclusive Forum” in the Amendment:

“Although we believe that this provision will benefit us by limiting costly and time-consuming litigation in multiple forums and by providing increased consistency in the application of applicable law, this provision may limit the ability of a shareholder to bring a claim in a judicial forum that such shareholder finds favorable for disputes with us or any of our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees.”

Comment No. 18:	Statement of Additional Information—Management of the Fund—Administration and Accounting Services Agreement. Please also disclose the amounts paid to Destra Capital Advisors LLC for last three years.

Response No. 18:	The requested disclosure will be added in the Amendment.

Comment No. 19:	Statement of Additional Information—Administrative, Custodian, Transfer Agent and Other Services. Please confirm the full amounts paid in dollars to the Fund’s administrators.

Response No. 19:	The requested updates will be made in the Amendment.

Comment No. 20:	Statement of Additional Information—Control Persons and Principal Holders of Securities. If accurate, please delete the sentence, “There were no persons or organizations known to the Fund to be beneficial owners of more than 5% of the Fund’s outstanding common shares as of [●], 2024”as it conflicts with the prior sentence and disclosure below.

Response No. 20:	The aforementioned sentence will be removed in the Amendment.

Comment No. 21:	Part C—Item 25(2). Please file the final form of the exhibits listed in 2(e),2(g),2(j) and 2(k).

Response No. 21:	The Fund will file the final forms of the exhibits with the Amendment.

Comment No. 22:	Part C—Item 25(2). Please file the final Amended and Restated Credit Agreement in Exhibit (k)(8) or otherwise explain why only the form of will be available to file.

Response No. 22:	The Fund will file the final Amended and Restated Credit Agreement with the Amendment.

Comment No. 23:	Please identify the Principal Accounting Officer of the Fund on the signature page to the Registration Statement.

Response No. 23:	The requested change will be made in the Amendment.

Comment No. 24:	Please confirm that a Power of Attorney will be filed as an exhibit if any signatories will sign by Power of Attorney.

Response No. 24:	The Fund will file a Power of Attorney as an exhibit with the Amendment for any signatories signing the Registration Statement by Power of Attorney.

* * * * * * * * *

Please do not hesitate to contact me at (212) 728-3953 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Nicole M. Ventura

Nicole M. Ventura

Enclosures

cc:      Jay Spinola, Esq., Willkie Farr & Gallagher LLP

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